Concordia International Announces Fourth Quarter and Fiscal 2016 Results

•	2016 consolidated revenue of $816.2 million

•	2016 GAAP net loss from continuing operations of $1,314.1 million

•	2016 adjusted EBITDA[1] of $468.1 million

•	Fourth quarter consolidated revenue of $170.4 million

•	Fourth quarter adjusted EBITDA[1] of $80.5 million

•	Company establishes 2017 objectives focused on stabilizing the business

•	Concurrently developing long-term growth strategy

•	Appointed Allan Oberman as CEO

OAKVILLE, ON – March 15, 2017 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced its financial and operational results for the three and twelve months ended December 31, 2016. All financial references are in U.S. dollars unless otherwise noted.
“Our 2016 results represent the culmination of a challenging and transitional year for Concordia,” said Allan Oberman, Chief Executive Officer of Concordia. “The ongoing impact of financial and industry headwinds on the business, and the resulting erosion to our stakeholder value, has necessitated a reassessment of our business model. We are working diligently to stabilize our business and define our long-term growth strategy. These efforts in 2017 are focused on five key business priorities: strengthening our operational execution, enhancing our financial management, expanding our product portfolio, stakeholder outreach, and developing a comprehensive long-term growth strategy. Despite the significant challenges facing our business, I am encouraged by what I have seen in my first few months at Concordia. I look forward to continuing a deep review of the business and expect to provide a more detailed growth strategy in the second half of the year.”

Fourth Quarter 2016 Financial Results and Recent Events

•	Consolidated revenue of $170.4 million, a decrease of 8.1% compared with the third quarter of 2016.

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GAAP net loss includes fourth quarter impairment charges of $562.1 million, and GAAP loss per share of $13.00. The impairment charges consisted of $306.9 million related to the Company’s North America segment product portfolio and $255.2 million related to the Company’s International segment product portfolio.

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Adjusted EBITDA[1] of $80.5 million and adjusted earnings per share[1] of $0.13, includes a charge of $4.5 million of previously capitalized research and development expenses related to the Company’s phase 3 trial for Photodynamic Therapy with Photofrin®.

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Reported Concordia International segment results in the fourth quarter that were 1.3% higher on a constant currency basis[2] compared to the third quarter of 2016, increasing from £104.6 million to £106.0 million in the period.

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Total cash and cash equivalents of $397.9 million as of December 31, 2016. The Company disclosed on February 1, 2017, that it made a cash payment of approximately £73.5 million to Cinven[6] pursuant to the terms of the share purchase agreement to acquire the Company’s International segment. During the year ended December 31, 2016, the Company generated cash flows from operating activities of $408.3 million versus $122.0 million in 2015.

Edward Borkowski, Chief Financial Officer of Concordia, commented: “During the fourth quarter, our North American business continued to be challenged. We remain focused on stabilizing this segment, while evaluating opportunities to further leverage and diversify our International segment. As part of the ongoing strategic assessment of the business, we are evaluating all aspects of the Company. We have launched near-term initiatives that we believe will improve both working capital and operating efficiencies. Furthermore, we have expanded our disclosure regarding the Company’s liquidity and capital structure in our financial statements. Lastly, considering the industry headwinds the Company is facing, coupled with our efforts to stabilize the business while creating a long-term growth strategy, we do not believe it is appropriate to issue full-year guidance for 2017, at this time. We will continue to assess the timing of providing guidance as we make progress throughout the year.”

Fourth Quarter 2016 Segment Results

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On a constant currency basis[2], the Concordia International segment delivered slightly improved results, increasing by 1.3% in the fourth quarter of 2016 compared to the third quarter of 2016. Concordia International segment revenue for the fourth quarter of 2016 was $128.7 million, compared with $137.4 million in the third quarter of 2016, representing a 6.3% decrease primarily due to foreign exchange translation.

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Since October 21, 2015, the Company’s International segment launched 36 products. These products include branded and generic therapies for the treatment of prostate cancer, pain, depression, and obesity, among other conditions. The Company took an in-process research and development impairment charge of $58.5 million in the fourth quarter of 2016 relating to projects that it decided to discontinue, or certain projects with lower future forecasts compared with those at the time of the Concordia International acquisition.

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Concordia North America segment revenue of $39.3 million in the fourth quarter of 2016 compared to $45.5 million in the third quarter of 2016. The decrease was due to competitive market pressures as further described below.

•	Orphan Drug segment revenue of $2.4 million in the fourth quarter of 2016, compared with $2.6 million in the third quarter of 2016.

Financial Results

(in $000s, from continuing operations)	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	$816,159	$394,224
Gross profit	$594,957	$299,930
Adjusted gross profit[1]	$616,369	$333,862
Operating income (loss), continuing operations	($942,307)	$80,451
Net income (loss), continuing operations	($1,314,093)	($29,425)
Earnings (loss) per share, continuing operations – basic	($25.76)	($0.81)
Earnings (loss) per share, continuing operations – diluted	($25.76)	($0.81)
Adjusted earnings per share[1], continuing operations – diluted	$3.56	$4.38
Adjusted EBITDA[1]	$468,144	$265,687
Cash and cash equivalents	$397,917	$155,448

Consolidated Operating Results

Revenue for the year ended December 31, 2016 increased by $421.9 million, or 107%, compared to the corresponding period in 2015. This increase was primarily due to a $441.8 million increase in revenue for the year from the Concordia International segment acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter of 2015. The increase was mainly offset by a $20.1 million decrease in revenue from the Concordia North America segment as a result of generic product launches and other competitive marketplace pressures associated with the Concordia North America product portfolio.

Gross profit for the year ended December 31, 2016 increased by $295.0 million, or 98%, compared to the corresponding period in 2015. This increase was primarily due to a $318.5 million increase in gross profit for the year from the Concordia International segment acquired on October 21, 2015 and, therefore, was only included in the comparative period for a portion of the fourth quarter of 2015. The increase was partially offset by a $21.9 million decrease in gross profit from the Concordia North America segment. The gross profit decrease within the Concordia North America segment was larger than the revenue decrease primarily due to a higher proportion of full year revenue being earned from lower margin authorized generic sales. Gross profit in both 2016 and 2015 was negatively impacted by non-cash inventory fair value adjustments in the amount of $21.4 million and $33.9 million, respectively, arising as a result of acquired inventory from business acquisitions.

Adjusted gross profit1 for the year ended December 31, 2016, removing the impact of the non-cash fair value adjustments, increased by $282.5 million, or 85%, compared to 2015, which is lower than the gross profit increase due to the higher non-cash inventory fair value adjustment in 2015.

The change in gross profit and adjusted gross profit as a percentage of revenue in the year ended December 31, 2016 compared to 2015 reflects the impact of lower margins within the Concordia International segment and a change in product sales to lower margin authorized generic products lowering gross profit margins from the Concordia North America segment.

Operating expenses for the year ended December 31, 2016 increased by $1.3 billion, compared to 2015. Operating expenses were higher primarily due to impairment charges of $1.1 billion recorded during 2016, as well as the increased size of the Company’s business after the completion of the acquisition of the portfolio of products from Covis Pharma S.a.r.l. and Covis Injectables S.a.r.l. and the acquisition of the Concordia International segment.

General and administrative expenses reflect costs related to salaries and benefits, professional and consulting fees, ongoing public company costs, travel, facility leases and other administrative expenditures. General and administrative expenses for the year ended December 31, 2016 increased by $26.7 million, or 90%, compared to 2015 due to the increased size of the Company. General and administrative expenses for the year as a percentage of revenue were 7%, compared with 8% in 2015.
Selling and marketing expenses reflect costs incurred by the Company for the marketing, promotion and sale of the Company’s broad portfolio of products across the Company’s segments. Selling and marketing costs for the year ended December 31, 2016 increased by $27.6 million, or 118%, compared to 2015. These costs have increased due to the expansion of Concordia’s product portfolio from 6 core products in the first quarter of 2015 to currently over 200 products.
Research and development costs for the year ended December 31, 2016 increased by $25.6 million, or 171%, compared to 2015. Research and development costs include expenses of the Concordia International segment for product expansion efforts and costs associated with the Concordia North America segment. In December 2016, the Company terminated a phase 3 trial for Photodynamic Therapy with Photofrin® which resulted in $4.5 million of previously capitalized costs being recorded as research and development expenses.
Operating (loss) income from continuing operations, for the year ended December 31, 2016, reflects increased operating expenses compared to 2015, primarily due to the impairment charges described above, partially offset by the increased gross profit from the Concordia International segment.
The current income tax expense recorded for the year ended December 31, 2016 increased by $27.8 million, compared to 2015. Income taxes were higher primarily due to the increased taxable income from the Concordia International segment.
The net loss from continuing operations for the year ended December 31, 2016 was $1.3 billion, and loss per share (“EPS”) was $25.76 per share. Significant components comprising the net loss in 2016 are impairment charges of $1.1 billion, net foreign exchange losses of $124.9 million, and the deduction of other significant cash and non-cash expenses which include, but are not limited to, amortization expense and interest and accretion expenses.
Adjusted EBITDA1 for the year ended December 31, 2016 increased by $202.4 million, or 76%, compared to 2015 primarily due to a full year of operating results from the Concordia International segment. Adjusted EBITDA1 in 2016 of $468.1 million, by segment, was $177.4 million from Concordia North America, $319.6 million from Concordia International, offset by a loss of $9.0 million from Orphan Drugs. In addition, the Company incurred $19.8 million of corporate costs related to the Corporate Head Office.

As of December 31, 2016, the Company had cash of $397.9 million and, subject to compliance with certain incurrence covenants under the Company’s debt agreements, currently has up to $60 million available to it in a revolving credit facility before it is subject to financial maintenance covenants under its credit agreement.

As at December 31, 2016 and March 15, 2017, the Company had, respectively, 51,089,556 and 51,089,556 common shares issued and outstanding.
Conference Call Notification
The Company will hold a conference call on Wednesday, March 15, 2017, at 8:30 a.m. ET, hosted by senior management. A question-and-answer session will follow the corporate update.

CONFERENCE CALL DETAILS
DATE:	Wednesday, March 15, 2017
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	69374455
This call is being webcast and can be accessed by going to:
http://event.on24.com/r.htm?e=1364892&s=1&k=BE872C54B2DAB39831EE64A7A2B385D5
An archived replay of the webcast will be available by clicking the link above.
About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. The Company has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer.
Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.
Non-IFRS Measures
This press release makes reference to certain measures that are not recognized measures under International Financial Reporting Standards (“IFRS”). These non-IFRS measures do not have a standardized meaning prescribed by IFRS, and are therefore unlikely to be comparable to similar measures presented by other companies. When used, these measures are defined in such terms as to allow the reconciliation to the closest IFRS measure. These measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analyses of the Company’s financial information reported under IFRS. Management uses non-IFRS measures such as EBITDA, adjusted EBITDA, adjusted gross profit, adjusted net income and adjusted EPS (“Adjusted EPS”) to provide a supplemental measure of operating performance and thus highlight trends in the core business that may not otherwise be apparent when relying solely on IFRS financial measures. Management also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets, and to assess its ability to meet future debt service, capital expenditure, and working capital requirements. Readers are cautioned that the non-IFRS measures contained herein may not be appropriate for any other purpose.

During the second quarter of 2016, the Company amended its definition of Adjusted EBITDA and adjusted net income to adjust for costs associated with legal settlements (net of insurance recoveries, where applicable) and related legal costs. Management believes that these costs should be adjusted to provide analysts, investors and other interested parties with results reflecting the core business. This amendment had no impact on previously issued Non-GAAP measures as these expenses did not exist in previous periods for the Company.
As used herein, Adjusted EPS is defined as adjusted net income divided by the weighted average number of fully diluted shares outstanding. Adjusted net income is defined as net income (loss) adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange, noncash accretion expense and the tax impact of the above items. Management believes Adjusted EPS is an important measure of operating performance and cash flow, and provides useful information to investors.
EBITDA is defined as net income / (loss) adjusted for net interest and accretion expense, income tax expense, depreciation and amortization. Management uses EBITDA to assess the Company’s operating performance.
Adjusted EBITDA is defined as EBITDA adjusted for certain charges including costs associated with acquisitions, restructuring initiatives, and other costs (which includes onerous contract costs and direct costs associated with contractual terminations), initial exchange listing expenses on the NASDAQ, non-operating gains/losses, integration costs, legal settlements (net of insurance recoveries) and related legal costs, non-cash items such as unrealized gains / losses on derivative instruments, share based compensation, fair value changes including purchase consideration and derivative financial instruments, asset impairments, fair value increases to inventory arising from purchased inventory from a business combination, gains / losses from the sale of assets and unrealized gains / losses related to foreign exchange. Management uses Adjusted EBITDA, among other Non-IFRS financial measures, as the key metric in assessing business performance when comparing actual results to budgets and forecasts. Management believes Adjusted EBITDA is an important measure of operating performance and cash flow, and provides useful information to investors because it highlights trends in the underlying business that may not otherwise be apparent when relying solely on IFRS measures.
As used herein, adjusted gross profit is defined as gross profit adjusted for non-cash fair value increases to cost of acquired inventory from a business combination. Under IFRS, acquired inventory is required to be written-up to fair value at the date of acquisition. As this inventory is sold the fair value adjustment represents a non-cash cost of sale amount that has been excluded in adjusted gross profit in order to normalize gross profit for this non-cash component. The table below sets forth the reconciliation of net loss to EBITDA and to Adjusted EBITDA for the three and twelve months ended December 31, 2016 and 2015:

For the years and quarters ended (in $000’s)	Q4-16	Q4-15	Dec 31, 2016	Dec 31, 2015
Net (loss) from continuing operations	(663,761)	(31,455)	(1,314,093)	(29,425)

Interest and accretion	90,793	64,295	299,741	128,142
Interest income	(16,628)	(311)	(21,671)	(311)
Income taxes	(22,061)	(24,444)	(33,852)	(22,011)
Depreciation	512	372	1,939	477
Amortization of intangible assets	41,148	41,630	182,819	75,810
EBITDA	(569,997)	50,087	(885,117)	152,682
Impairments	562,105	—	1,132,243	—
Fair value adjustment to acquired inventory	394	33,932	21,412	33,932
Acquisition related, restructuring and other	20,309	37,560	35,968	57,207
Share-based compensation	3,438	5,967	30,753	16,198
Fair value changes of purchase consideration and derivatives	(20,599)	(1,343)	(6,309)	561
Foreign exchange loss (gain)	1,403	(6,233)	(3,626)	4,056
Unrealized foreign exchange loss	82,672	—	128,574	—
Legal settlements and related legal costs	783	—	14,246	—
Exchange listing expenses	—	151	—	1,051
Adjusted EBITDA	80,508	120,121	468,144	265,687

The table below sets forth the reconciliation of net income (loss) to adjusted net income and Adjusted EPS for the years ended December 31, 2016 and December 31, 2015 and each fiscal-year quarter:

In $000’s, except per share amounts	FY 2016	Q4-2016	Q3-2016	Q2-2016	Q1-2016	FY 2015	Q4-2015	Q3-2015	Q2-2015	Q1-2015

Weighted average number of fully diluted shares (5)	51,798,382	51,623,190	51,862,590	52,081,161	51,762,381	37,457,561	49,752,148	35,248,353	33,950,472	30,584,951
Net income (loss), continuing operations	(1,314,093)	(663,761)	(75,147)	(570,384)	(4,801)	(29,425)	(31,455)	1,496	(3,252)	3,786
Adjustments
Fair value adjustment to acquired inventory	21,412	394	1,506	869	18,643	33,932	33,932	—	—	—
Share-based compensation	30,753	3,438	10,069	8,889	8,357	16,198	5,917	5,264	4,120	897
Exchange listing costs	—	—	—	—	—	1,051	151	326	574	—
Acquisition, restructuring and other	35,968	20,309	4,251	7,860	3,548	57,207	37,560	6,691	10,102	2,854
Depreciation	1,939	512	528	469	430	477	372	33	30	42
Amortization of intangible assets	182,819	41,148	42,715	52,361	46,595	75,810	41,630	14,260	14,885	5,035
Impairments	1,132,243	562,105	3,062	567,076	—	—	—	—	—	—
Foreign exchange losses (gains)	124,948	84,075	55,666	(7,816)	(6,977)	4,056	(6,233)	5,445	7,802	(2,958)
Fair value changes of purchase consideration and derivatives	(6,309)	(20,599)	(323)	6,288	8,325	561	(1,343)	287	984	633
Interest accretion	30,064	7,453	7,348	7,692	7,571	34,409	9,802	16,251	2,541	5,815
Legal settlement and related legal cost (4)	14,246	783	—	13,463	—	—	—	—	—	—
Tax adjustments (3)	(69,819)	(29,125)	(14,047)	(15,052)	(11,595)	(30,341)	(28,877)	(1,885)	(39)	460
Adjusted net income, continuing operations	184,171	6,732	35,628	71,715	70,096	163,935	61,456	48,168	37,747	16,564
Adjusted EPS diluted, continuing operations	3.56	0.13	0.69	1.38	1.35	4.38	1.24	1.37	1.11	0.54
Notice regarding future-oriented financial information:
To the extent any forward-looking statements or forward-looking information in this press release constitutes future-oriented financial information or financial outlooks within the meaning of securities laws, such information is being provided to demonstrate the potential financial performance of Concordia and readers are cautioned that this information may not be appropriate for any other purpose and that they should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking statements and forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out below under “Notice regarding forward-looking statements”.

Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia’s 2017 objectives and priorities, the development of a long term growth strategy (and the timing thereof), the stabilization of Concordia’s business, leveraging Concordia’s International segment, diversifying Concordia’s business, the improvement of working capital and liquidity based on near term initiatives and efficiencies launched by the Company, the assessment of providing guidance and the timing thereof, Concordia’s financial performance (including the performance of its operating segments), the ability of Concordia to execute and deliver on business plans and growth strategies, the ability to drive long-term shareholder value, the implementation of actions to manage competitive challenges, the Company taking actions to rebuild value for stakeholders (and the ability of Concordia to rebuild value for its stakeholders), Concordia’s ability to service its debt obligations and meet its other obligations in 2017 and beyond, optimism about Concordia’s future, the growth of Concordia and the rate of revenue growth, the sources of revenue growth, the stability of Concordia’s business (including, without limitation, with respect to its business in certain jurisdictions), the diversification of the Company’s geographic and therapeutic platform, product lines and/or sales channels, Concordia’s ability to expand globally, the intention to launch products, success of product launches, Concordia’s international pipeline of products, Concordia’s revenue by geography, expected debt levels and leverage, free cash flows, Concordia’s debt structure (including its flexibility) and the ability to pay down debt, expected sources of funds (including expected levels of cash on hand and the ability to draw on the Company’s revolving facility), future growth of the Company (including, without limitation, the Company’s expansion globally), the ability to pay certain debt and other obligations of Concordia, the ability to use the Company’s expected cash flow and cash on hand to pay certain future obligations (including, without limitation, debt obligations), the Company’s cash on hand and cash flows being sufficient to meet the Company’s liquidity needs, success of product launches, concentration of Concordia’s business, cash on hand after satisfying obligations during 2016 and 2017, the performance of Concordia’s products and segments, the revenue-generating capabilities and/or potential of Concordia’s assets, Concordia’s financial strength, the continued and/or expected profitability of Concordia’s products and/or services, the sales and/or demand for Concordia’s products, the deployment of cash towards value creating initiatives or debt repayment (including to fund future acquisitions and the launch of pipeline products, and settle debt and other obligations as they become due), the expansion into new indications and new markets for Concordia’s existing and/or future products, Concordia’s ability to evaluate growth opportunities on a global scale (and the availability of such opportunities), the ability to expand existing sales of Concordia’s products in certain markets, market opportunities for Concordia’s products, Concordia’s ability to provide patients with safe and efficacious medicines, the safety and efficacy of Concordia’s products, the ability to obtain necessary approvals, the approval and development of Photofrin® as a new treatment for certain forms of cancer, the ability of Photofrin® to combat certain forms of cancer, enrollment of patients into clinical trials, the outcomes and success of clinical trials, the adoption of Photofrin® in certain geographic regions and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”,

“might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia’s inability to stabilize its business, Concordia’s inability to develop a long term strategic plan or being delayed in developing such plan, cash on hand and cash flows from operations being insufficient to meet Concordia’s liquidity needs, which could result in Concordia having to refinance or restructure its debt, sell assets or seek to raise additional capital, which may be at less favourable terms, the inability to implement Concordia’s objectives and priorities for 2017, which could result in financial strain on the Company and continued pressure on the Company’s business, Concordia’s securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia’s products to treat certain diseases, the pharmaceutical industry and the regulation thereof, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches (including the product launches described herein), risks associated with the integration of assets and businesses into Concordia’s business, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia’s future results, the failure to obtain regulatory approvals (including, without limitation, with respect to Photofrin® as a new treatment for certain forms of cancer), economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products (including the product launches described herein), risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products and Concordia’s key products in its International and North America segments (including the competitive pressures on some of the products described herein)), general economic and stock market conditions, risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks associated with regulatory investigations (including investigations by competition authorities with respect to the Company’s operations), risks related to the introduction of new legislation, or amendments to existing legislation, in the jurisdictions in which Concordia carries on business, risks related to patent infringement actions, the loss of intellectual property rights, risks associated with class action litigation, risks associated with Concordia’s inability to defend itself in certain legal actions or being found to have violated certain laws (including, without limitation, the regulatory investigations and class actions which Concordia is currently subject to), which may require Concordia to make certain payments in respect of such legal matters or which may result in certain fines being levied against Concordia, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
1 Management uses non-IFRS measures such as EBITDA, Adjusted EBITDA, adjusted net income, adjusted gross profit, net debt/EBITDA and Adjusted EPS to provide a supplemental measure of operating performance. Please refer to the “Non-IFRS Measures” section of this press release for further information.
2 On a constant currency basis, excludes the impact of foreign exchange fluctuations between GBP/USD during the fourth quarter of 2016.
3 The Company has included in tax adjustments the current and deferred income taxes presented in the consolidated statements of income (loss) to the extent that these relate to adjustments made to net income (loss) from continuing operations. The income taxes presented in the consolidated statements of income (loss), after including the tax adjustments, represents the Company’s estimate of the income taxes in respect of adjusted net income (“Tax on Adjusted Net Income”).  Tax on Adjusted Net Income does not represent the Company’s expectation of its current cash income tax obligations as such obligations are further impacted by: (i) the tax impact of certain adjustments made to net income (loss) from continuing operations but which do impact current cash income tax obligations, e.g., the tax impact of adjustments for stock based compensation, depreciation and amortization; and (ii) when such income tax obligations are required to be paid, which is a function of the laws applicable in the jurisdiction to which the payment is due.
4 Represents legal settlements of $13.2 million and $1.0 million of related legal representation costs.

5 Weighted average number of fully diluted share calculation for the fourth quarter of 2015 includes 8,000,000 common shares of Concordia issued on September 30, 2015, pursuant to a prospectus offering and in connection with the acquisition of the Concordia International segment. Net income from Concordia International has been included since the date of acquisition on October 21, 2015. The impact to adjusted EPS if the offering had occurred on October 21, 2015, the closing date, would be an additional $0.05 cents per common share for the fourth quarter of 2015

6 In this press release ‘Cinven’ means, depending on the context, any of or collectively, Cinven Group Limited, Cinven Partners LLP, Cinven (LuxCo1) S.A., Cinven Capital Management (V) General Partner Limited and their respective Associates (as defined in the Companies Act 2006) and/or funds managed or advised by the group.
For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com